# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Roma Green Finance Limited, CIK 0001945240
CUSIP: G7633Y108
Title of class of securities: Ordinary shares, par value $0.001 per share
Address of issuer's principal executive offices: Flat 605, 6/F., Tai Tung Building,, 8 Fleming Road, Wanchai, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 06/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075904

## Reporting persons
- IMPERIAL VISION FUND SPC SERIES 1 SP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,640,255; shared voting power 0; sole dispositive power 3,640,255; shared dispositive power 0; aggregate amount beneficially owned 3,640,255 (6.11% of the class)
  Comment: Percentage of class is calculated based on 59,564,571 Ordinary Shares outstanding as of June 12, 2025, which information was provided by the Issuer to the Reporting Person on June 12, 2025. Given that as of June 12, 2025, the Issuer has 59,564,571 Ordinary Shares, each entitled to one vote, the Reporting Person holds 6.11% of the total voting power of the Issuer.

## Item 1. Issuer
Name of issuer: Roma Green Finance Limited
Address of issuer's principal executive offices: Flat 605, 6/F., Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong, K3, 00000

## Item 2. Person Filing
Name of person filing: IMPERIAL VISION FUND SPC SERIES 1 SP
Address of principal business office or, if none, residence: FLT B, 5/F, UNITED BUILDING, 145 KING'S ROAD, NORTH POINT, HK
Citizenship: Cayman Islands/E9

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,640,255
Percent of class: 6.11%
Sole power to vote or to direct the vote: 3,640,255
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,640,255
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- IMPERIAL VISION FUND SPC SERIES 1 SP: /s/ Fong Chung Yin Wilson, Fong Chung Yin Wilson /Director (07/31/2025)